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    FORM 5                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
----------------                            Washington, D.C. 20549                               ----------------------------
/ / Check this box if no                                                                         OMB Number:       3235-0362
    longer subject to             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            Expires:   October 31, 2001
    Section 16.  Form 4 or                                                                       Estimated average burden
    Form 5 obligations may                                                                       hours per response......1.0
    continue.  SEE                                                                               ----------------------------
    Instruction 1(b).           Filed pursuant to Section 16(a) of the Securities and
                                  Exchange Act of 1934, Section 17(a) of the Public
/ / Form 3 Holdings Reported    Utility Holding Company Act of 1935 or Section 30(f)
                                      of the Investment Company Act of 1940
X Form 4 Transactions Reported
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1. Name and Address of Reporting     2. Issuer Name and Ticker or Trading Symbol           6. Relationship of Reporting Person(s)
   Person*                                                                                    to Issuer
                                                                                                    (Check all applicable)
   Hambrecht   William     R.           Salon.com (SALN)                                   ___ Director      _X_ 10% Owner
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    (Last)    (First)     (Middle)   3. IRS or Social        4.  Statement for             ___ Officer (give   ___ Other (specify
                                        Security Number          Month/Year                    title below)           below)
    539 Bryant Street, Suite 100        of Reporting
                                        Person                   12/00                         Senior Vice President and Chief
                                        (Voluntary)                                            Financial Officer
-------------------------------------                       -----------------------------------------------------------------
                      (Street)                               5.  If Amendment,              7. Individual or Joint/Group
                                                                 Date of Original              Filing (check applicable line)
   San Francisco        CA        94107                          (Month/Year)                     X    Form filed by One
                                                                                                ------   Reporting Person
                                                                                                       Form filed by More
                                                                                                ------   than One Reporting
                                                                                                         Person
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    (City)         (State)        (Zip)       Table I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security               2. Trans-    3. Trans-         4. Securities Acquired     5. Amount of  6. Ownership   7. Nature
(Instr. 3)                             action       action            (A) or Disposed of (D)  Securities    Form: Direct   of In-
                                       Date         Code              (Instr. 3, 4 and 5)     Beneficially  (D) or         direct
                                       (Month/      (Instr.                                   Owned at      Indirect       Bene-
                                       Day/         8)                                        End of        (I) (Instr.    ficial
                                       Year)                                                  Issuer's      4)             Ownership
                                                                                              Fiscal Year                  (Instr.
                                                                                              (Instr.3                     4)
                                                                                              and 4)
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                                                                             (A) or
                                                   Code       V      Amount  (D)      Price
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Common stock                           12/22/00     P                50,000    A     $1.0625                    I           (1), (2)
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Common stock                           12/26/00     P                50,000    A     $1.0625                    D
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Common stock                           12/29/00     P                35,000    A     $ .5938      560,000       I           (1), (2)
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Common stock                           12/29/00     P                35,000    A     $ .5938    1,073,915       D
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(1) Mr. Hambrecht is the Manager of W.R. Hambrecht + Co., LLC ("LLC") and has shared voting and dispository power over the
560,000 shares of Salon.com beneficially owned for purposes of Section 16 directly by the LLC. As of 12/31/00, Mr. Hambrecht indirectly held a 16.5% interest in the LLC and, accordingly, disclaims beneficial ownership of all but 92,400 shares held by the LLC.

(2) As manager of W.R. Hambrecht.
                                                                                                                         (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                              SEC 2270 (7-96)
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FORM 5 (continued)         Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of    5. Conver-      3. Trans-    4. Trans-    5. Number of      6. Date Exer-     7. Title and      8. Price of
   Deriva-        sion or         action       action       Derivative        cisable           Amount of         Derivative
   tive Sec-      Exercise        Date         Code         Securities        and Expir-        Underlying        Security
   urity          Price of        (Month/      (Instr.      Acquired          ation             Securities        (Instr. 5)
   (Instr.        Deriva-         Day/         8)           (A) or            Date              (Instr. 3
   3)             tive            Year)                     Disposed          (Month/Day/       and 4)
                  Security                                  of (D)            Year)
                                                            (Instr. 3, 4
                                                            and 5)


                                                                            Date     Expira-            Amount
                                                            (A)    (D)      Exer-    tion      Title    or
                                                                            cisable  Date               Number
                                                                                                        of
                                                                                                        Shares
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9. Number of          10. Ownership           11. Nature of
   Derivative             of Deriva-              Indirect
   Securities             tive Sec-               Beneficial
   Beneficially           urity:                  Ownership
   Owned at               Direct (D)              (Instr. 4)
   End of                 or Indirect
   Year                   (I) (Instr. 4)
   (Instr. 4)



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Explanation of Responses:




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
** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
     SEE  18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                 /s/ W R Hambrecht                    04/10/01
                                                                                --------------------------------     ---------------
                                                                                ** Signature of Reporting Person          Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information                                                     Page 2
contained in this form are not required to respond unless the form displays                                       SEC 2270 (7-96)
a currently valid OMB Number.
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